                                            NEWS RELEASE
--------------------------------------------------------------------------------
SERVICEMASTER(R)                                       THE SERVICEMASTER
                                                    COMPANY L.P.
                                                    One ServiceMaster Way
                                                    Downers Grove, IL 60515-1700
                                                    630/271-1300

                                  For further information contact:
                                  Ernie Mrozek, CFO, ext. 2637
                                  Claire Buchan, VP Comm., ext. 2150

FOR IMMEDIATE RELEASE
---------------------
January 23, 1997

                 SERVICEMASTER ACHIEVES 26TH CONSECUTIVE YEAR
                       OF GROWTH IN REVENUES AND PROFITS
                       ---------------------------------

     DOWNERS GROVE, Illinois -- SERVICEMASTER (NYSE:SVM) today reported record revenue and net income for 1996, representing its 26th consecutive year of growth. Customer level revenue increased 9 percent to $4.9 billion, with earned revenue rising 8 percent to $3.5 billion. Net income of $245 million was up 43 percent over last year, while earnings per share of $1.70 represented a 17 percent increase. Cash flow from operations was strong, up 15 percent to $341 million, and again substantially exceeded net income. Return on weighted average equity was 32 percent, well above market averages.

     Fourth quarter 1996 revenue was $874 million, up 11 percent over 1995. Net income rose 43 percent to $65 million, with earnings per share up 18 percent to $.45. Operating income rose 23 percent, with double-digit increases in all four segments.

     As noted in previous quarters, the difference between net income and earnings per share growth rates is primarily attributable to the Company's December 1995 repurchase of a 28 percent minority ownership interest in its Consumer Services subsidiary in exchange for 27 million unregistered and restricted ServiceMaster shares. Net income was favorably affected by the resulting reduction in minority interest expense, but there was no significant impact on earnings per share.

     ServiceMaster Consumer Services achieved another year of strong double-digit growth in 1996. Revenues were up 13 percent to $1.3 billion, while profits increased 23 percent to $166.5 million. TruGreen-ChemLawn posted double-digit increases in both revenues and profits, despite poor weather, with sharp improvements in commercial sales and ancillary services to residential customers. American Home Shield reported excellent growth and very strong performance in all aspects of the business. Each of the other market leading companies comprising the segment also achieved strong revenue growth and increased profits.

      ServiceMaster Management Services profits increased 11 percent due to strong cost controls and improved customer retention, as well as the elimination of losses from the Education Food Service business that was sold in 1995. Revenues of $1.8 billion were up 3 percent, with stronger growth experienced during the fourth quarter. Healthcare profits increased modestly, as improved efficiencies offset a slight decline in revenues. Education achieved a solid increase in revenues and improved customer retention, while profits were below prior year levels due to lower margins on a higher mix of large school district contracts. The Business and Industry Group posted double-digit growth in revenues and profits, with a substantial increase in services to the aviation industry.

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     ServiceMaster Diversified Health Services had another year of exceptional growth in both revenues and profits, with significant improvements in management and rehabilitation services and a sharp increase in transaction-related fees and gains.

     ServiceMaster International continued to experience strong growth in revenues and profits from its direct pest control operations and its licensed partners. Revenues increased 15 percent with a 23 percent improvement in operating income. Net income was adversely affected by a nonrecurring charge associated with a joint venture, and was consistent with prior year levels.

     ServiceMaster Chief Executive Officer Carlos H. Cantu said, "1996 financial results were excellent and we are pleased with the continuing momentum of the ServiceMaster enterprise. Our Consumer Services segment continued its outstanding track record, demonstrating the market demand for reliable, professional home services. Management Services again achieved double-digit profit growth, reflecting the benefits of our market-based reorganization. Diversified Health Services had another exceptional year, and is well poised to capitalize on the significant opportunities in long-term care that are presented by the aging population. Our International operations reflect opportunities for successful expansion in both our direct operations and licensed businesses. We are excited about the new leadership in our major segments as we capitalize on these growth opportunities.

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     "As we celebrate the 50th anniversary of ServiceMaster in 1997, we are proud of our long record of outstanding customer service, financial performance and returns to shareholders. ServiceMaster shareholders realized a total return on their investment of 33 percent in 1996, and total compounded annual returns in excess of 20 percent over the last five, ten and twenty year periods, all significantly exceeding market averages," Cantu said.

     ServiceMaster serves more than 6 million customers in the United States and in 30 countries around the world, with annual customer level revenue of almost $5 billion. ServiceMaster is a network of quality service companies with two major operating segments, ServiceMaster Consumer Services and ServiceMaster Management Services, and two emerging units, ServiceMaster Diversified Health Services and International.

     ServiceMaster Consumer Services includes seven market-leading companies -- TruGreen-Chemlawn, Terminix, ServiceMaster Residential and Commercial Services, Merry Maids, American Home Shield, AmeriSpec and Furniture Medic--which operate through the ServiceMaster Quality Service Network of over 5,500 U.S. company-owned and franchised businesses.

     ServiceMaster Management Services has over 2,500 customers and is the leading facilities management company serving education, health care and business and industrial facilities with management of plant operations and maintenance, housekeeping, clinical equipment maintenance, food service, laundry, grounds and energy.

     ServiceMaster Diversified Health Services provides a broad range of services to home health care, assisted living, subacute and long-term care markets, with more than 145 health care facilities under contract.

     ServiceMaster International includes both direct operations and a variety of license agreements in 30 foreign countries, which provide the broad range of the company's services.

SERVICEMASTER LIMITED PARTNERSHIP
Consolidated Statements of Income
(In thousands, except per share data)


                                                         Three Months Ended            Twelve Months Ended
                                                            December 31,                   December 31,
                                                         1996          1995            1996            1995
                                                       --------      --------       ----------      ----------
Operating Revenue.................................     $873,871      $787,566       $3,458,328      $3,202,504

Operating Costs and Expenses:
Cost of services rendered and products sold.......      679,299       618,632        2,681,008       2,499,700
Selling and administrative expenses...............      114,632       104,028          482,102         450,937
                                                       --------      --------       ----------      ----------

Total operating costs and expenses................      793,931       722,660        3,163,110       2,950,637
                                                       --------      --------       ----------      ----------

Operating Income..................................       79,940        64,906          295,218         251,867

Non-operating Expense (Income):
Interest expense..................................        9,640         8,673           38,298          38,855
Interest and investment income....................       (2,718)       (1,764)         (10,183)         (7,310)
Minority interest.................................        6,485        10,820           14,706          45,715
                                                       --------      --------       ----------      ----------

Income before Income Taxes........................       66,533        47,177          252,397         177,607
Provision for income taxes........................        1,970         1,948            7,257           5,588
                                                       --------      --------       ----------      ----------

Net Income........................................     $ 64,563      $ 45,229       $  245,140      $  172,019
                                                       ========      ========       ==========      ==========

    Per Limited Partners' Share...................        $0.45         $0.38            $1.70           $1.45
                                                          =====         =====            =====           =====

Number of Shares..................................      144,752       118,965          144,439         118,970
                                                        =======       =======          =======         =======

Cash Distributions Per Share......................        $0.17         $0.16            $0.66           $0.63
                                                          =====         =====            =====           =====

Price Range Per Share:
  High Price......................................       $26.63        $20.25           $26.63          $20.25
  Low Price.......................................       $23.75        $18.38           $19.38          $14.38
--------------------------------------------------------------------------------------------------------------

Notes:

1. The Partnership is not currently subject to federal and state income taxes. However, under current law this tax status will expire at the end of 1997, after which the Partnership will be taxed as a corporation. A reincorporating plan has been approved by the shareholders and the Partnership currently expects to reincorporate, on a tax-free basis to shareholders, on December 31, 1997. It is currently estimated that the effective tax rate upon reincorporation will be approximately 40% of pretax earnings. This estimate is necessarily subject to change based on changes in circumstances, statutory tax rates, etc. Pro forma earnings per share for the years ended December 31, 1996 and 1995 would be $1.04 and $0.89, respectively, assuming reincorporation had occurred at the beginning of each respective year.

2. All share and per share data have been restated for all periods presented to reflect the three-for-two share split effective June 24, 1996.

SERVICEMASTER LIMITED PARTNERSHIP
Condensed Consolidated Balance Sheets (In thousands)

                                                                                                       AS OF
                                                                                           December 31,     December 31,
                     ASSETS                                                                     1996             1995
                                                                                           ------------     ------------
Current Assets:
  Cash and marketable securities, including cash and cash equivalents
     of $72,009 and $23,113, respectively                                                  $  114,413       $    49,429
  Receivables, net of allowances                                                              270,401           243,649
  Inventories and other current assets                                                        114,520           100,161
                                                                                           ----------       -----------
    Total current assets                                                                      499,334           393,239
                                                                                           ----------       -----------
  Intangible assets, primarily trade names and goodwill, net of accumulated amortization    1,088,444         1,021,050
  Property and equipment, net of accumulated depreciation                                     146,400           145,852
  Notes receivable, long-term securities, and other assets                                    112,663            89,749
                                                                                           ----------       -----------
     Total assets                                                                           1,846,841         1,649,890
                                                                                           ==========       ===========

             LIABILITIES AND EQUITY

  Current liabilities                                                                      $  425,525       $   372,930
  Long-term debt                                                                              482,315           411,903
  Other long-term obligations                                                                 125,299           105,700
  Minority interest                                                                            16,908            12,697
  Shareholders' equity                                                                        796,767           746,660
                                                                                           ----------       -----------
     Total liabilities and shareholder's equity                                            $1,846,841       $ 1,649,890
                                                                                           ==========       ===========

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (IN THOUSANDS)


                                                                                                Twelve Months Ended
                                                                                                    December 31,
                                                                                                1996           1995
                                                                                           ----------       -----------
CASH AND CASH EQUIVALENTS AT JANUARY 1                                                     $   23,113       $    14,333

CASH FLOWS FROM OPERATIONS:
NET INCOME                                                                                    245,140           172,019
Adjustments to reconcile net income to net cash flows from operations:
  Depreciation                                                                                 41,658            38,332
  Amortization                                                                                 37,348            27,656
  Change in working capital, net of acquisitions                                                9,294            10,039
  Minority interests and other, net                                                             7,946            49,379
                                                                                           ----------       -----------
NET CASH PROVIDED FROM OPERATIONS                                                             341,386           297,425
                                                                                           ----------       -----------
  Property additions                                                                          (42,952)          (44,624)
                                                                                           ----------       -----------

FREE OPERATING CASH FLOWS                                                                     298,434           252,801
                                                                                           ----------       -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Business acquisitions net of cash acquired                                                  (58,473)          (42,763)
  Net purchases of investments securities                                                     (20,075)           (6,820)
  Proceeds from sale of businesses                                                              4,526            23,255
  Notes receivble and financial investments                                                     3,304           (12,250)
  Payments to sellers of acquired businesses                                                   (3,742)           (2,908)
  Sales of equipment and other assets                                                           2,664             2,250
                                                                                           ----------       -----------
NET CASH USED FOR INVESTING ACTIVITIES                                                        (71,796)         (39, 236)
                                                                                           ----------       -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings, net                                                                             123,732            96,067
  Payment of borrowings and other obligations                                                 (82,857)          (85,945)
  Distributions to shareholders and shareholders' trust                                      (146,520)         (127,070)
  Distributions to holders of minority interests                                               (3,074)          (32,794)
  Purchase of treasury shares                                                                 (76,556)          (58,500)
  Proceeds from employee share option plans                                                     6,835             3,183
  Other                                                                                           698               274
                                                                                           ----------       -----------
NET CASH USED FOR FINANCING ACTIVITIES                                                       (177,742)         (204,785)
                                                                                           ----------       -----------

CASH INCREASE DURING THE PERIOD                                                                48,896             8,780
                                                                                           ----------       -----------

CASH AND CASH EQUIVALENTS AT DECEMBER 31                                                   $   72,009       $    23,113
                                                                                           ==========       ===========